Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three and six months ended June 30, 2026 and 2025

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited, expressed in Canadian Dollars)

As at

	Note	June 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$122,865,833	$62,906,168
Accounts receivable		850,260	546,794
Prepaid expenses		2,627,943	2,112,419
Marketable securities	7	42,950,118	53,451,555
		$169,294,154	$119,016,936
Non-Current
Property and equipment	8	16,238,366	15,813,164
Exploration and evaluation assets	9	373,825,242	279,091,819
Environmental bonds	10	3,173,461	3,036,362
TOTAL ASSETS		$562,531,223	$416,958,281

LIABILITIES
Current
Accounts payable and accrued liabilities		$8,197,750	$2,109,193
Convertible debentures	11	6,002,011	5,430,859
Current portion of lease liabilities		206,622	164,125
Flow-through share premium liabilities	12	2,184,168	4,695,312
		$16,590,551	$12,399,489
Non-Current
Long-term portion of lease liabilities		202,364	277,572
Asset retirement obligation	10	3,029,672	2,416,158
Deferred income tax liability	13	463,359	438,976
TOTAL LIABILITIES		$20,285,946	$15,532,195

EQUITY
Share capital	14	$613,545,276	$461,832,359
Share option and warrant reserve	14	40,696,060	37,289,167
Accumulated deficit		(111,864,378)	(103,671,645)
Accumulated other comprehensive (loss) income		(131,681)	5,976,205
TOTAL EQUITY		$542,245,277	$401,426,086

TOTAL LIABILITIES AND EQUITY		$562,531,223	$416,958,281

Nature of operations (Note 2)

Material accounting policies (Note 5)

Commitments (Note 12)

Subsequent events (Note 6g, 10)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 29, 2026

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

(Unaudited, expressed in Canadian Dollars, except share and per share information)

		For the three months ended June 30		For the six months ended June 30
	Note	2026	2025	2026	2025
General and administrative costs
Share-based compensation	14,15	$2,794,974	$1,101,397	$5,419,456	$3,047,236
Salaries, contractor and director fees	15	933,606	788,798	1,792,403	1,584,112
Investor relations		1,200,266	302,131	1,568,521	523,087
Office and administrative	15	382,079	293,457	644,355	537,457
Professional and consultant fees		1,348,760	889,659	2,066,663	1,950,470
Travel		368,525	90,292	549,428	266,317
Public company costs		314,111	480,127	881,889	625,853
Total general and administrative costs		$(7,342,321)	$(3,945,861)	$(12,922,715)	$(8,534,532)
Interest income		903,775	364,387	1,693,189	674,684
Interest expense	10	(31,614)	(34,179)	(66,754)	(76,058)
Interest on convertible debentures	11	(138,435)	(226,594)	(275,622)	(489,144)
Fair value gain (loss) on convertible debentures	11	8,165	627,079	(565,447)	338,497
Gain on disposal of assets	6b,c,e	-	820,394	4,498,560	11,189,425
Foreign exchange (loss) gain		(34,623)	(75,864)	114,772	(68,945)
Other income		25,676	92,020	44,916	523,941
(Loss) income from operations		$(6,609,377)	$(2,378,618)	$(7,479,101)	$3,557,868
Deferred income tax (expense) recovery	13	(80,581)	491,348	(713,632)	(339,523)
(Loss) income for the period		$(6,689,958)	$(1,887,270)	$(8,192,733)	$3,218,345

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk	11	(5,221)	(665)	(5,705)	31,290
Change in fair value of marketable securities	7	(6,047,451)	2,497,949	(15,904,784)	(3,252,175)
Currency translation adjustment		3,518,943	(8,174,015)	7,690,601	(8,150,169)
Deferred tax recovery (expense)		801,115	(342,092)	2,112,002	434,538
Total other comprehensive loss		$(1,732,614)	$(6,018,823)	$(6,107,886)	$(10,936,516)
Total comprehensive loss for the period		$(8,422,572)	$(7,906,093)	$(14,300,619)	$(7,718,171)

(Loss) income per common share
Basic		$(0.11)	$(0.04)	$(0.14)	$0.07
Diluted		$(0.11)	$(0.04)	$(0.14)	$0.07
Weighted average number of common shares outstanding
Basic		61,011,787	48,494,148	59,991,103	47,474,898
Diluted		61,011,787	48,494,148	59,991,103	48,690,134

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited, expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive (loss) income	Total
Balance as at January 1, 2025		44,716,934	$362,941,599	$33,154,239	$(102,545,246)	$9,612,567	$303,163,159
Shares issued in financings	14	7,080,325	77,472,375	-	-	-	77,472,375
Share issue cost, net of tax	14	-	(3,258,506)	-	-	-	(3,258,506)
Premium on flow-through shares	12	-	(8,002,950)	-	-	-	(8,002,950)
Shares issued on the exercise of stock options	14	248,237	1,528,148	(1,089,907)	-	-	438,241
Shares issued on partial conversion of debentures	11,14	1,221,818	13,928,728	-	-	-	13,928,728
Shares issued for exploration and evaluation asset	9a,14	16,666	161,160	-	-	-	161,160
Shares issued to settle interest	11,14	11,968	119,680	-	-	-	119,680
Share-based payments	14,15	-	-	3,933,683	-	-	3,933,683
Income for the period		-	-	-	3,218,345	-	3,218,345
Other comprehensive loss for the period		-	-	-	-	(10,936,516)	(10,936,516)
Balance as at June 30, 2025		53,295,948	$444,890,234	$35,998,015	$(99,326,901)	$(1,323,949)	$380,237,399

Balance as at January 1, 2026		54,928,896	$461,832,359	$37,289,167	$(103,671,645)	$5,976,205	$401,426,086
Shares issued in financings	14	5,500,077	82,501,155	-	-	-	82,501,155
Share issue cost, net of tax	14	-	(2,942,686)	-	-	-	(2,942,686)
Shares issued for Toro Energy acquisition	6a	4,403,296	64,067,957	-	-	-	64,067,957
Shares issued for advisory services	6a	28,881	400,002	-	-	-	400,002
Shares issued to settle interest	14	4,405	70,216	-	-	-	70,216
Shares issued on the exercise of stock options	14	375,804	7,616,273	(3,002,469)	-	-	4,613,804
Share-based payments	14,15	-	-	6,409,362	-	-	6,409,362
Loss for the period		-	-	-	(8,192,733)	-	(8,192,733)
Other comprehensive loss for the period		-	-	-	-	(6,107,886)	(6,107,886)
Balance as at June 30, 2026		65,241,359	$613,545,276	$40,696,060	$(111,864,378)	$(131,681)	$542,245,277

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited, expressed in Canadian Dollars)

		For the three months ended June 30		For the six months ended June 30
	Note	2026	2025	2026	2025
Cash flows used in operating activities
(Loss) income for the period		$(6,689,958)	$(1,887,270)	$(8,192,733)	$3,218,345
Items not involving cash:
Share-based compensation	14, 15	2,794,974	1,101,397	5,419,456	3,047,236
Deferred income tax expense (recovery)	13	80,581	(491,348)	713,632	339,523
Interest on convertible debentures	11	138,435	226,594	275,622	489,144
Fair value (gain) loss on convertible debentures	11	(8,165)	(627,079)	565,447	(338,497)
Gain on disposal of assets	6b,c,e	-	(820,394)	(4,498,560)	(11,189,425)
Depreciation expense	8	68,430	74,820	135,915	144,591
Interest and accretion		31,614	34,179	66,754	76,058
Interest income on loan receivable	6f	-	-	-	(48,492)
Unrealized foreign exchange loss		72,660	102,905	13,013	99,102
Changes in non-cash working capital
Accounts receivable		(5,272)	(153,377)	(122,232)	(146,148)
Prepaid expenses		(983,301)	(1,651,518)	(962,766)	(1,451,645)
Accounts payable and accrued liabilities		669,645	805,414	121,197	(553,110)
		$(3,830,357)	$(3,285,677)	$(6,465,255)	$(6,313,318)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9	$(3,548,356)	$(6,436,214)	$(9,976,011)	$(8,826,282)
Acquisition of exploration and evaluation assets	9a	(277,491)	-	(285,767)	(2,630)
Acquisition of Toro Energy, net of cash acquired	6a	(2,800,237)	-	(2,800,237)	-
Additions to property and equipment	8	-	(15,188)	(12,658)	(279,497)
Dispositions (acquisitions) of marketable securities, net	7	629,004	(250,000)	(3,302,789)	(250,000)
Loan received, including interest	6f	-	-	-	6,168,995
		$(5,997,080)	$(6,701,402)	$(16,377,462)	$(3,189,414)

Cash flows from financing activities
Shares issued	14	$-	$51,215,000	$82,501,155	$77,472,375
Share issuance cost	14	(8,485)	(2,388,250)	(4,031,076)	(4,463,707)
Shares issued for option exercise	14	2,454,679	161,041	4,613,804	438,241
Interest payment on debentures	11	(213,052)	(327,346)	(213,052)	(354,885)
Lease liability payments	12	(49,494)	(39,000)	(98,988)	(78,000)
		$2,183,648	$48,621,445	$82,771,843	$73,014,024
Effects of exchange rate changes on cash		(28,182)	(142,737)	30,539	(139,042)
Change in cash and cash equivalents		$(7,671,971)	$38,491,629	$59,959,665	$63,372,250
Cash and cash equivalents, beginning of period		130,537,804	46,175,284	62,906,168	21,294,663
Cash and cash equivalents, end of period		$122,865,833	$84,666,913	$122,865,833	$84,666,913

Cash and cash equivalents is comprised of:
Cash		$100,594,237	$69,508,131	$100,594,237	$69,508,131
Short-term cash deposit		22,271,596	15,158,782	22,271,596	15,158,782
Cash and cash equivalents		$122,865,833	$84,666,913	$122,865,833	$84,666,913

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. The Company exists under the Business Corporations Act (Ontario). The Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ISO”. The Company’s common shares began trading on the New York Stock Exchange American LLC (“NYSE-A”) on May 5, 2025 under the symbol “ISOU”.

The Company primarily holds its mineral interests directly or indirectly through the following wholly owned subsidiaries:

●	Consolidated Uranium Inc. (“Consolidated Uranium”) (Ontario, Canada)

●	ICU Australia Pty Ltd. (Australia)

●	Management X Pty Ltd. (Australia)

●	CUR Australia Pty Ltd. (Australia)

●	12942534 Canada Ltd. (Canada)

●	Virginia Uranium Inc. (Virginia, United States)

●	CUR Sage Plain Uranium, LLC (Utah, United States)

●	CUR Henry Mountains Uranium, LLC (Utah, United States)

●	White Canyon Uranium, LLC (Utah, United States)

●	Toro Energy Limited (Australia)

●	Nova Energy Pty Ltd. (Australia)

●	Redport Exploration Pty Ltd. (Australia)

●	Toro Energy Exploration Pty (Australia)

As of June 30, 2026, NexGen Energy Ltd (“NexGen”) holds 27.8% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at June 30, 2026, the Company had accumulated losses of $111,864,378 and adjusted working capital of $160,889,782 (adjusted working capital is defined as current assets less current liabilities, excluding flow-through share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These Unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025 (the “Interim Financial Statements”) have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

3.	BASIS OF PRESENTATION

Statement of Compliance

The Interim Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements as at and for the year ended December 31, 2025 (the “Annual Financial Statements”).

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

3.	BASIS OF PRESENTATION (continued)

Basis of Presentation

The Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, the Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary amounts expressed in the Interim Financial Statements are referenced as Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. The Interim Financial Statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian subsidiaries. The functional currency for the Company’s subsidiaries in the United States is US dollars. The functional currency for the Company’s subsidiaries in Australia is Australian dollars.

The Interim Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation. The Company holds a 50% interest in an unincorporated joint venture with Purepoint Uranium Group Inc. (“Purepoint Uranium”), comprising a portfolio of exploration and evaluation assets located in Saskatchewan, Canada (the “Purepoint Joint Venture”). The Purepoint Joint Venture is governed by a formal joint venture agreement (the “Joint Venture Agreement”) and not through any other separate legal vehicle or entity. Purepoint Uranium acts as the operator of the Joint Venture Properties in the exploration phase. The Company accounts for the Purepoint Joint Venture as a joint operation and has proportionately consolidated its share of assets, liabilities, incomes and expenses.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the Annual Financial Statements, other than for asset acquisitions (Note 6a), and have been consistently followed in preparation of the Interim Financial Statements. The purchase price of an asset acquisition is allocated to the identifiable assets acquired and liabilities assumed, based upon their relative fair values at the date of acquisition.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in the Annual Financial Statements and have been consistently followed in the preparation of the Interim Financial Statements.

The following standard has been issued and is effective:

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the International Accounting Standard Board (“IASB”) issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. The amendments clarify the date of recognition and derecognition of some financial assets and financial liabilities, with a new exception that permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date. The amendments apply for annual reporting periods beginning on or after January 1, 2026, and are applied retrospectively. There were no changes to the Interim Financial Statements from adopting these amendments.

The following standard has been issued and is not yet effective:

IFRS 18 – Presentation and Disclosure in Financial Statements

The IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”), which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements for the presentation of financial performance, including revised categories in the statements of loss, enhanced disclosures on management-defined performance measures, and greater consistency in financial statement presentation. The standard is effective for annual reporting periods beginning on or after January 1, 2027 and applies retrospectively, with early adoption permitted.

The Company has not early adopted IFRS 18 and continues to evaluate the impact of the forthcoming standard in preparing the Interim Financial Statements.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

6.	TRANSACTIONS

(a)	Acquisition of Toro Energy Limited

On June 25, 2026, the Company completed the acquisition of Toro Energy Limited (“Toro Energy”), a company previously listed on the Australian Securities Exchange (“ASX”), pursuant to a scheme of arrangement under Australia’s Corporations Act 2001 (Cth) (the “Toro Scheme”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding shares of Toro Energy (“Toro Energy Shares”) not already held by the Company. Pursuant to the Toro Scheme, participating Toro Energy shareholders received 0.036 of a common share of the Company for each Toro Energy Share held (the “Exchange Ratio”). In aggregate, the Company issued 4,403,296 common shares under the Toro Scheme.

Toro Energy owns 100% of the Wiluna uranium project in Western Australia, Australia, as well as other exploration stage uranium properties in Australia.

The closing price of the Company’s common shares was $14.55 on the date of issue. The Company issued common shares prior to market open on the closing date of the Toro Scheme.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Toro Energy Shares	4,403,296
Company’s closing share price June 24, 2026	$14.55
Total common share consideration	$64,067,957
Carrying value of Company’s existing shareholding in Toro Energy	3,239,536
Carrying value of Company’s existing advances to Toro Energy	1,963,355
Transaction costs	6,007,969
Total consideration	$75,278,817

The Company settled all outstanding Toro Energy stock options with a cash payment, included in transaction costs.

Toro Energy, through one of its subsidiaries, had previously entered into agreements with a consortium of investors (the “Consortium”) whereby the Consortium may acquire a 35% interest in the Lake Maitland project, at their option, for US$39,600,000 plus the proportional share of qualifying expenditures made on the Lake Maitland project prior to exercising this option. This option is only exercisable after the completion of leaching process study, feasibility study, and development proposal on the Lake Maitland project. The Company has not assigned any value to this option as it is not exercisable until those events occur.

As Toro Energy did not have inputs or processes capable of generating outputs, the Company accounted for the Toro Scheme as an asset acquisition and the Company allocated the total consideration at the fair value of the individual assets and liabilities of Toro Energy on June 25, 2026. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$74,853,334
Property and equipment	41,172
Marketable securities	841,534
Cash	165,249
Accounts receivable	178,377
Prepaid expenses	31,667
Accounts payable and accrued liabilities	(785,168)
Lease liability	(47,348)
Total net assets acquired	$75,278,817

The results of the Company for the three and six months ended June 30, 2026 include the results of Toro Energy from June 25, 2026 to June 30, 2026.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

6.	TRANSACTIONS (continued)

(b)	Sale of Argentina assets

On July 19, 2024, the Company completed the sale of all of its shares in a previously wholly held subsidiary, which held all the Company’s assets in Argentina which primarily included the Laguna Salada project and the Huemul project, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium”).

Consideration received from the sale primarily included:

●	US$10.0 million of common shares of Jaguar Uranium, being 2,000,000 shares at a price of US$5.00 per share. Should Jaguar Uranium complete a public listing or a concurrent financing at less than the price of US$5.00 per share, the Company is entitled to additional common shares (“Top Up Shares”) of Jaguar Uranium such that the total common shares held maintains a value of US$10.0 million, with the amount of Top Up Shares issued limited to a minimum price of US$4.00 per share. Should Jaguar Uranium not complete a public listing or not complete a concurrent financing within 12 months of the closing date, the Company is entitled to additional common shares of Jaguar Uranium (the “Additional Jaguar Uranium Shares”).
●	Net Smelter Returns (“NSR”) royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). Jaguar Uranium retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.
●	NSR royalty of 1% on all production from the Huemul project (“Huemul NSR”). The Company retained a buy-back option on an existing royalty agreement on the Huemul project (“Huemul Buy-back Option”).

During the six months ended June 30, 2026, Jaguar Uranium completed a public listing and a concurrent financing at a price of US$4.00 per share. As a result, the Company was issued and received the Additional Jaguar Uranium Shares and the Top Up Shares, for total of 1,000,000 common shares of Jaguar Uranium received with a fair value of $4,498,560 (US$3,300,000), which was recorded as a gain on sale of assets.

(c)	Sale of Mountain Lake property

On February 14, 2025, the Company completed an agreement with Future Fuels Inc. (“Future Fuels”) pursuant to which the Company sold all its right, title and interest in the Mountain Lake property located in Nunavut.

The Company received the following as consideration on the sale:

●	$8,625,000 of common shares of Future Fuels, being 12,500,000 shares at a fair value of $0.69 per share based on the closing share price of Future Fuels on the sale closing date.
●	2% NSR royalty payable on all production from Mountain Lake, of which 1% can be repurchased by Future Fuels for $1,000,000 (the “Mountain Lake NSR”).
●	1% NSR royalty on all uranium production from Future Fuels’ properties in Nunavut other than Mountain Lake (the “Nunavut NSR”).
●	An additional 2,500,000 common shares of Future Fuels (the “Deferred Future Fuels Shares”), issuable on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of the outstanding common shares of Future Fuels. The Company received the Deferred Future Fuels Shares on October 3, 2025, valued at $2,250,000 based on the closing share price of Future Fuels on that date.

The Company recognized $1,936,944 in royalty assets for the Mountain Lake NSR and Nunavut NSR as a current asset, based on its fair value. The Company initiated negotiations and eventually agreed to the sale of the Mountain Lake NSR and Nunavut NSR, to an unrelated third-party buyer, shortly after closing the sale with Future Fuels (Note 6e).

The gain on sale of the Mountain Lake property is as follows:

Common shares received	$8,625,000
Deferred Future Fuels Shares received	2,250,000
Royalty assets received	1,936,944
Disposal costs incurred	(41,903)
Net proceeds	$12,770,041

Exploration and evaluation assets (Note 9b)	151,010
Net assets sold	$151,010

Gain on sale of Mountain Lake property	$12,619,031

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

6.	TRANSACTIONS (continued)

(d)	Joint Venture Agreement: Put Option exercise

The Company initially held a 60% interest and Purepoint Uranium initially held a 40% interest in the Purepoint Joint Venture. The Joint Venture Agreement included an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options, such that the Company had an option to sell (the “Put Option”) and Purepoint Uranium had an option to acquire (the “Call Option”) 10% of IsoEnergy’s initial interest in exchange for 4,000,000 common shares of Purepoint Uranium. The Company exercised its Put Option on January 14, 2025 and the interests in the Purepoint Joint Venture for both the Company and Purepoint Uranium were adjusted to 50%. After the exercise of the put option, the Company’s carrying amount in the Purepoint Joint Venture was reduced by $1,060,000, based on the closing share price of Purepoint Uranium on the exercise date. Through the Joint Venture Agreement, the Company held a further option to purchase an additional 1% interest in the Purepoint Joint Venture from Purepoint Uranium in exchange for $2.0 million (the “Additional Option”). The Additional Option expired on February 28, 2026.

(e)	Sale of Royalty Assets

On May 15, 2025, the Company, along with its wholly owned subsidiary, Consolidated Uranium, completed an agreement with Royal Uranium Inc. (“Royal Uranium”) pursuant to which the Company agreed to sell certain of its royalty assets, which includes the Laguna Salada NSR, Huemul NSR, Huemul Buy-back Option, Mountain Lake NSR, and Nunavut NSR (all together, the “Royalty Assets”). Consideration received from the sale of the Royalty Assets was $2,800,000 of common shares of Royal Uranium, being 8,000,000 shares at a price of $0.35 per share. The royalty purchase agreement assigned consideration of $1,936,944 to the Mountain Lake NSR and Nunavut NSR and $863,056 to the Laguna Salada NSR, Huemul NSR and Huemul Buy-back Option.

The Company and Royal Uranium entered into an investor rights agreement, providing the Company with the right to nominate one director to the Royal Uranium board of directors and to participate in future equity financings of Royal Uranium to maintain its pro rata share ownership.

The gain on sale of the Royalty Assets is as follows:

Common shares received	$2,800,000
Disposal costs incurred	(42,662)
Net proceeds	$2,757,338

Royalty assets (Note 6c)	1,936,944
Net assets sold	$1,936,944

Gain on sale of Royalty Assets	$820,394

(f)	Terminated transaction with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy would acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). In connection with the AEC Arrangement, IsoEnergy provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the proposed transaction. IsoEnergy also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”).

The Arrangement Agreement provided that either party could unilaterally terminate the Arrangement Agreement if all conditions precedent had not been satisfied by December 31, 2024. Anfield Energy terminated the Arrangement Agreement on January 14, 2025. Anfield Energy repaid the full amount due under the Bridge Loan of $6,168,995, including accrued interest, on January 21, 2025. The Company received a full and final release from the Indemnity on March 3, 2025.

(g)	Proposed disposal of Dieter Lake

Subsequent to June 30, 2026, the Company, through its wholly owned subsidiary Consolidated Uranium, entered into a definitive agreement to sell all its interest in the Dieter Lake project in Quebec (“Dieter Lake”) to UraniumX Discovery Corp. (“UraniumX Discovery”). In exchange, the Company expects to receive 18,000,000 common shares of UraniumX Discovery and a 2.0% NSR royalty on Dieter Lake. This proposed transaction is subject to customary closing conditions.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

7.	MARKETABLE SECURITIES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, determined using published closing share prices and the Black-Scholes option pricing model, respectively, or other available information if published share prices are not available. Fair value measurement of common shares held in publicly traded companies are Level 1 and common shares of privately held companies are Level 3 (Note 16). A reconciliation of marketable securities is summarized below:

	Common Shares (Level 1)	Common Shares (Level 3)	Warrants	Total
Balance, January 1, 2025	$16,251,596	$14,388,400	$541,071	$31,181,067
Purchased during the period	1,329,332	650,100	690,992	2,670,424
Common shares of Purepoint Uranium received from exercise of put option (Note 6d)	1,060,000	-	-	1,060,000
Common shares of Future Fuels received from sale of Mountain Lake (Note 6c)	10,875,000	-	-	10,875,000
Common shares of Royal Uranium received from sale of Royalty Assets (Note 6e)	-	2,800,000	-	2,800,000
Common shares and warrants of Premier American Uranium Inc. in exchange for IsoEnergy common shares (Note 14)	1,118,111	-	102,889	1,221,000
Change in fair value recorded in other comprehensive income	2,085,773	522,800	1,035,491	3,644,064
Balance, December 31, 2025	$32,719,812	$18,361,300	$2,370,443	$53,451,555
Purchased during the period, net of disposals	2,753,110	340,100	209,579	3,302,789
Acquired as part of Toro Energy acquisition (Note 6a)	841,534	-	-	841,534
Common shares of Jaguar Uranium received (Note 6b)	4,498,560	-	-	4,498,560
Reclassification of investment in Toro Energy (Note 6a)	(3,239,536)	-	-	(3,239,536)
Transfers of common shares from Level 3 to Level 1 (Note 16)	11,914,200	(11,914,200)	-	-
Change in fair value recorded in other comprehensive income	(9,732,378)	(4,908,289)	(1,264,117)	(15,904,784)
Balance, June 30, 2026	$39,755,302	$1,878,911	$1,315,905	$42,950,118

The following weighted average assumptions were used to estimate the fair value of warrants held:

	June 30, 2026	December 31, 2025
Expected stock price volatility	88.39%	116.60%
Expected life of warrants (years)	1.3	1.5
Risk free interest rate	2.72%	2.55%
Expected dividend yield	0.00%	0.00%
Share price	$0.44	$0.55
Exercise price	$0.97	$1.10
Fair value per warrant	$0.13	$0.21

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

Cost	Land and buildings	Vehicles and equipment	Right-of-use assets	Leasehold improvements	Furniture	Total
Balance, January 1, 2025	$13,302,762	$2,627,296	$497,263	$125,848	$42,479	$16,595,648
Additions	-	361,834	168,673	79,681	49,165	659,353
Foreign exchange movement	(576,397)	(161,720)	-	-	-	(738,117)
Balance, December 31, 2025	$12,726,365	$2,827,410	$665,936	$205,529	$91,644	$16,516,884
Additions	-	12,658	-	-	-	12,658
Acquired as part of Toro Energy acquisition (Note 6a)	-	803	40,369	-	-	41,172
Foreign exchange movement	452,747	88,055	31	-	-	540,833
Balance, June 30, 2026	$13,179,112	$2,928,926	$706,336	$205,529	$91,644	$17,111,547

Accumulated depreciation
Balance, January 1, 2025	$-	$191,785	$130,290	$33,083	$8,188	$363,346
Depreciation	-	123,420	149,891	47,431	19,632	340,374
Balance, December 31, 2025	$-	$315,205	$280,181	$80,514	$27,820	$703,720
Depreciation	-	58,421	77,795	23,429	9,816	169,461
Balance, June 30, 2026	$-	$373,626	$357,976	$103,943	$37,636	$873,181

Net book value:
Balance, December 31, 2025	$12,726,365	$2,512,205	$385,755	$125,015	$63,824	$15,813,164
Balance, June 30, 2026	$13,179,112	$2,555,300	$348,360	$101,586	$54,008	$16,238,366

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets.

	Note	June 30, 2026	December 31, 2025
Acquisition costs:
Acquisition costs, opening		$191,191,932	$197,635,680
Additions	9a	535,767	163,790
Acquired as part of the Toro Energy acquisition	6a	74,853,334	-
Asset retirement obligation change in estimate	10	447,683	349,848
Disposals and impairment of assets	9b	-	(1,229,454)
Foreign exchange movement		6,601,841	(5,727,932)
Acquisition costs, closing		$273,630,557	$191,191,932

Exploration and evaluation costs:
Exploration costs, opening		$87,899,887	$64,655,418
Additions:
Drilling		3,664,022	8,218,902
Labour and wages		1,726,247	3,233,709
Studies and mine site management		1,435,179	1,649,857
Camp costs		997,667	2,291,809
Share-based compensation	14	989,906	1,380,593
Geological and geophysical		942,880	3,748,110
Claim holding costs and advance royalties		555,443	1,067,093
Health, safety and environmental		216,634	367,764
Geochemistry and assays		213,941	465,322
Travel		204,450	550,968
Community relations		196,923	541,625
Net extension of claim payments (refunds)		74,125	(71,408)
Other		598,478	948,566
Foreign exchange movement		478,903	(231,071)
Total exploration and evaluation in the period		$12,294,798	$24,161,839
Disposals and impairment of assets	9b	-	(917,370)
Exploration and evaluation, closing		$100,194,685	$87,899,887
Total costs, closing		$373,825,242	$279,091,819

All claims are subject to minimum expenditure commitments. Certain claims are also subject to various lease and land holding costs. The Company expects to incur the minimum expenditures and land holding costs to maintain the claims, other than for the Bulyea River property (Note 9b).

Included in exploration and evaluation assets as at June 30, 2026, is $8,163,312 (2025: $6,362,483) related to the Purepoint Joint Venture. The Company’s share of costs incurred for the Purepoint Joint Venture included in exploration and evaluation costs during the six months ended June 30, 2026 was $1,800,829 (2025: $1,062,483). The Company included payables to the Purepoint Joint Venture, net of exploration and evaluation costs incurred, of $199,796 in accounts payable and accrued liabilities as at June 30, 2026 (2025: $351,033 of advances in prepaid expenses).

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Additions

In the six months ended June 30, 2026, the Company spent $500,000 to purchase an option to explore an area that extends its Larocque West property, of which $250,000 of the purchase price was paid in cash and the remaining $250,000 is payable through the issuance of common shares. In addition, the Company spent $35,767 to stake several property extensions to its Larocque East, East Rim, Hawk, Evergreen, Ledge, and Larocque West properties in the Athabasca Basin.

In the year ended December 31, 2025, the Company elected to issue 16,666 common shares with a value of $161,160 to complete the 1st anniversary payment to retain its 100% interest in the Bulyea River property. In addition, the Company spent $2,630 to stake claims adjacent to its Tony M mine.

(b)	Disposals and impairment

In the year ended December 31, 2025, the Company derecognized $1,060,000 of exploration and evaluation assets as a result of exercising the put option in the Joint Venture Agreement (Note 6d) and derecognized $151,010 of exploration and evaluation assets on completion of the sale of the Mountain Lake property in Nunavut (Note 6c). The Company expected to no longer continue exploration work at the Bulyea River property and recorded an impairment loss of $935,814 as a result.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, United States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work. During the year ended December 31, 2025, the Company posted a AUD$352,066 bond after an updated rehabilitation cost estimate was approved by the regulatory authority for the Ben Lomond property in Queensland, Australia and posted a US$63,400 bond for the exploration program commencing at the Flatiron property in Utah, United States. Subsequent to June 30, 2026, the Company posted a US$556,000 bond after an updated rehabilitation cost estimate was approved by the regulatory authority for the Tony M mine.

	June 30, 2026	December 31, 2025
Opening balance, start of period	$3,036,362	$2,725,220
Environmental bonds posted	-	412,663
Foreign exchange movement	137,099	(101,521)
Balance, end of period	$3,173,461	$3,036,362

The Company has recognized a provision for environmental rehabilitation in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs.

	June 30, 2026	December 31, 2025
Opening balance, start of period	$2,416,158	$2,026,975
Accretion	47,860	97,176
Change in estimates	447,683	349,848
Foreign exchange movement	117,971	(57,841)
Balance, end of period	$3,029,672	$2,416,158

The estimated undiscounted amount of the asset retirement obligations as at June 30, 2026 is $3,047,405 (December 31, 2025: $2,427,892). The expected timing of cash flows in respect of each provision is based on the estimated start of reclamation activities. The asset retirement obligations are estimated based on inflation rates of 2.90% - 3.40% in the United States and 4.1% in Australia (December 31, 2025: 2.90% - 3.40% and 5.10%, respectively) and discount rates of 3.93% - 4.20% in the United States and 4.51% in Australia (December 31, 2025: 3.93% - 4.20% and 4.52%, respectively).

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carried a coupon (“Interest”) of 8.5% per annum, of which 6% was payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2020 Debentures (converted into Canadian dollars) was convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $3.52 per share, up to a maximum (the “Maximum Conversion Shares”) of 2,301,577 common shares. The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures.

On January 19, 2025, QRC elected to convert US$3,000,000 of the principal of the 2020 Debentures for 1,221,818 common shares of the Company (Note 14). Fair value of $13,928,728 of the principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $27,539 owed on the US$3,000,000 principal from January 1, 2025 to the date of the conversion was settled in cash.

On August 1, 2025, QRC elected to convert the remaining principal amount of the 2020 Debentures of US$3,000,000 for 1,195,250 common shares of the Company (Note 14). Fair value of $10,194,879 of the remaining principal converted was derecognized, which was determined based on the closing share price of the Company on the date of conversion. Interest of $30,357 owed on the US$3,000,000 remaining principal from July 1, 2025 to the date of conversion was settled in cash. A loss of $167,938 was recorded on the settlement of the remaining principal amount of the 2020 Debentures, being the difference between the remaining fair value derecognized and the fair value of the common shares issued, including the Maximum Conversion Shares and the common shares issued to settle the Exchange Rate Fee (as defined below).

In the three and six months ended June 30, 2025, the Company incurred interest expense of $88,216 and $207,248, respectively on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $17.32 per share, up to 366,070 Maximum Conversion Shares. The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures.

In the three and six months ended June 30, 2026, the Company incurred interest expense of $138,435 and $275,622 respectively (2025: $138,378 and $281,896 respectively) on the 2022 Debentures.

The Company is entitled, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem the 2022 Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the 2022 Debentures, a change in the Chief Executive Officer of the Company), the holders of the 2022 Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding 2022 Debentures in cash at 115% of the principal amount, plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the 2022 Debentures to convert the 2022 Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

Six months ended June 30, 2026	2022 Debentures
Fair value, start of period	$5,430,859
Change in fair value in the period included in profit and loss	565,447
Change in fair value in the period included in OCI	5,705
Fair value, end of period	$6,002,011

Year ended December 31, 2025	2022 Debentures	2020 Debentures	Total
Fair value, start of period	$4,870,701	$25,408,605	$30,279,306
Conversion of 2020 Debentures	-	(24,123,607)	(24,123,607)
Change in fair value in the period included in profit and loss	575,341	(1,284,998)	(709,657)
Change in fair value in the period included in OCI	(15,183)	-	(15,183)
Fair value, end of period	$5,430,859	$-	$5,430,859

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures
	June 30, 2026	December 31, 2025
Expected stock price volatility	68.00%	60.00%
Expected life (years)	1.4	1.9
Risk free interest rate	2.53%	2.46%
Expected dividend yield	0.00%	0.00%
Credit spread	22.93%	23.12%
Underlying share price of the Company	$14.14	$12.49
Conversion price	$17.32	$17.32
Exchange rate ($:US$)	1.4201	1.3711

12.	COMMITMENTS

The Company’s undiscounted commitments and contractual obligations at June 30, 2026 include:

	Less than 1 year	1 to 3 years	Over 4 years	Total
Accounts payable and accrued liabilities	$8,197,750	$-	$-	$8,197,750
2022 Debentures	6,002,011	-	-	6,002,011
Flow-through share premium liabilities	2,184,168	-	-	2,184,168
Purepoint Joint Venture advances	1,250,000	-	-	1,250,000
Lease liabilities	236,339	186,652	31,093	454,084
Asset retirement obligations	-	-	3,047,405	3,047,405
	$17,870,268	$186,652	$3,078,498	$21,135,418

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

12.	COMMITMENTS (continued)

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on February 9, 2024 for gross proceeds of $23,000,000 and subsequently incurred $23,000,000 in eligible exploration expenditures in the period up to December 31, 2025, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through share premium liability was derecognized in 2025.

The Company issued flow-through shares on February 28, 2025 for gross proceeds of $20,007,375 (Note 14) and has incurred $14,546,958 in eligible exploration expenditures up to June 30, 2026. As of June 30, 2026, the Company is obligated to spend $5,460,417 on eligible exploration expenditures by December 31, 2026.

The flow-through share premium liability is comprised of:

	June 30, 2026	December 31, 2025
Balance, opening	$4,695,312	$1,355,210
Liability incurred on flow-through shares issued	-	8,002,950
Settlement of flow-through share liabilities on expenditures	(2,511,144)	(4,662,848)
Balance, closing	$2,184,168	$4,695,312

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met by 2030:

●	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

●	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties and environmental obligations

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties and contingent production payments, which may or may not be payable in the future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Contractual arrangements

Pursuant to the acquisition of an option to explore an area that extends the Company’s Larocque West property, the Company will be required to spend a further $3,907,665 on exploration and assessment work. The agreement also requires the Company to make further option payments of $250,000 in cash and $750,000 in common shares on or before June 24, 2028 and $500,000 in cash and $1,500,000 in common shares on or before June 24, 2029.

The ownership interests of each party to the Purepoint Joint Venture are subject to standard dilution if either party fails to contribute to approved programs or expenditures of the Joint Venture Properties. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Purepoint Joint Venture in exchange for a 2% NSR royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

13.	INCOME TAXES

Deferred income tax recovery comprises:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Deferred income tax expense related to operations	$(805,620)	$(328,798)	$(3,224,776)	$(1,669,103)
Settlement of flow-through share liability on expenditures	725,039	820,146	2,511,144	1,329,580
Deferred income tax (expense) recovery	$(80,581)	$491,348	$(713,632)	$(339,523)

In the three and six months ended June 30, 2026, the Company recognized a deferred tax recovery (expense) of $801,115 and $2,112,002, respectively (2025: $(342,092) and $434,538, respectively) related to the change in the fair value of the marketable securities recorded in OCI. In the three and six months ended June 30, 2026, the Company incurred $1,812,597 and $6,277,861 respectively (2025: $2,950,340 and $6,092,994 respectively) of eligible exploration expenditures in respect of its flow-through funding commitments. Share issue costs presented in the statements of changes in equity in the six months ended June 30, 2026, are net of a deferred tax impact of $1,088,390 (2025: $1,205,201).

14.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

On March 20, 2025, the Company completed a consolidation of its issued and outstanding common shares on the basis of one new post-consolidation common share for every four existing pre-consolidation common shares. No fractional common shares were issued and any fractional shares were rounded down to the nearest whole common share.

For the six months ended June 30, 2026:

a)	During the six months ended June 30, 2026, the Company issued:

●	4,403,296 common shares for the Toro Energy acquisition (Note 6a) at $14.55 per common share for fair value of $64,067,957.

●	28,881 common shares for advisory services for the Toro Energy acquisition (Note 6a) at $13.85 per common share for fair value of $400,002.

●	375,804 common shares on the exercise of stock options for proceeds of $4,613,804. As a result of the exercises, $3,002,469 was reclassified from reserves to share capital.

●	4,405 common shares fair valued at $70,216 to settle interest on the 2022 Debentures.

b)	On January 27, 2026, the Company issued 3,833,410 common shares at a price of $15.00 per share to a syndicate of underwriters, for gross proceeds of $57,501,150 in a bought deal financing. Share issuance cost was $2,942,686, net of tax of $1,088,390. Concurrently, the Company issued 1,666,667 common shares to NexGen at a price of $15.00 per share for gross proceeds of $25,000,005 in a private placement.

For the year ended December 31, 2025:

a)	During the year ended December 31, 2025, the Company issued:

●	2,417,068 common shares to QRC in respect of the full conversion of the US$6,000,000 principal of the 2020 Debentures (Note 11).

●	550,975 common shares on the exercise of stock options for proceeds of $3,229,736. As a result of the exercises, $3,272,577 was reclassified from reserves to share capital.

●	29,167 common shares on the exercise of RSUs. As a result of the exercises, $322,004 was reclassified from reserves to share capital.

●	17,761 common shares to QRC to settle $188,732 of interest expense on the Debentures (Note 11).

●	16,666 common shares to Critical Path Minerals with a fair value of $161,160 to retain its 100% interest in the Bulyea River property (Note 9a).

●	100,000 common shares were issued for the purchase of 2,135,760 common shares and 2,708,627 common share purchase warrants of Premier American Uranium Inc. (“Premier American Uranium”) (Note 7).

b)	On February 28, 2025, the Company issued 1,333,825 flow-through common shares at a price of $15.00 per share for gross proceeds of $20,007,375. Share issuance cost was $1,515,084, net of tax of $560,373. Concurrently, the Company issued 625,000 common shares to NexGen at a price of $10.00 per share for gross proceeds of $6,250,000 as part of a private placement.

c)	On June 24, 2025, the Company issued 5,121,500 common shares at a price of $10.00 per share for gross proceeds of $51,215,000 in a bought deal financing. Share issuance cost was $1,750,335, net of tax of $647,385.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

14.	SHARE CAPITAL (continued)

Stock Options

Pursuant to the Company’s Omnibus Long-Term Incentive Plan (“Omnibus Plan”), directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2025	3,882,448	$13.20
Granted	1,258,250	10.58
Expired	(63,669)	15.03
Forfeited	(51,501)	12.39
Exercised	(550,975)	5.86
Outstanding December 31, 2025	4,474,553	$13.35
Granted	1,502,250	13.37
Expired	(68,716)	15.61
Forfeited	(1,000)	13.78
Exercised	(375,804)	12.28
Outstanding, June 30, 2026	5,531,283	$13.40
Number of options exercisable	3,688,706	$14.01

As at June 30, 2026, the Company has stock options outstanding and exercisable as follows:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$9.78 - $10.44	956,958	$9.94	467,376	$10.10	3.6
$10.45 - $12.64	1,217,082	12.13	864,585	12.10	3.0
$12.65 - $15.24	2,105,859	13.49	1,105,361	13.59	3.8
$15.25 - $16.52	940,625	16.26	940,625	16.26	1.5
$16.53 - $20.40	310,759	19.85	310,759	19.85	0.6
	5,531,283	$13.40	3,688,706	$14.01	3.0

The majority of options granted vest 1/3 on the grant date and 1/3 each year thereafter. Replacement options issued to Consolidated Uranium option holders in 2023 were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

14.	SHARE CAPITAL (continued)

Stock Options (continued)

The following weighted average assumptions were used to estimate the grant date fair values:

	June 30, 2026	December 31, 2025
Expected stock price volatility	51.83%	58.05%
Expected life of options (years)	5.0	5.0
Risk free interest rate	3.06%	3.05%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$13.37	$10.58
Weighted average fair value per option granted	$6.42	$5.55

Share-based compensation related to the vesting of stock options is as follows:

	For the three months ended June 30		For the six months ended June 30
	2026	2025	2026	2025
Expensed to the statement of income and comprehensive (loss) income	$2,602,451	$980,254	$5,036,525	$2,806,280
Capitalized to exploration and evaluation assets	498,431	289,062	926,083	846,289
	$3,100,882	$1,269,316	$5,962,608	$3,652,569

Restricted Share Units

Pursuant to the Company’s Omnibus Plan, the directors may, from time to time, authorize the issuance of Restricted Share Units (an “RSU” or “RSUs”) to directors, officers, employees and consultants of the Company. Each RSU, once vested, is exercised and a common share is issued for zero consideration to the participant.

RSUs issued and outstanding on the dates set forth below are summarized as follows:

	Number of RSUs	Weighted average grant date fair value
Outstanding January 1, 2025	87,500	$11.04
Granted	87,500	11.83
Exercised	(29,167)	11.04
Outstanding December 31, 2025	145,833	$11.51
Outstanding June 30, 2026	145,833	$11.51

Share-based compensation related to the vesting of RSUs is as follows:

	For the three months ended June 30			For the six months ended June 30
	2026	2025	2026	2025
Expensed to the statement of income and comprehensive (loss) income	$192,523	$121,143	$382,931	$240,956
Capitalized to exploration and evaluation assets	32,088	20,190	63,823	40,158
	$224,611	$141,333	$446,754	$281,114

At-The-Market Equity Program

On April 17, 2026, the Company established an at-the-market equity program (the “ATM Program”) which allows the Company to issue up to $50.0 million of common shares from treasury from time to time at prevailing market prices. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable securities regulations. The ATM Program is in effect until February 29, 2028.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

15.	RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT PERSONNEL COMPENSATION

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. The Company’s key management personnel and directors are related parties. Premier American Uranium is a related party due to an overlap in key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior officers.

Remuneration attributed to key management personnel is summarized as follows.

Three months ended June 30, 2026	Short term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$496,994	$2,631,078	$3,128,072
Capitalized to exploration and evaluation assets	64,102	173,204	237,306
	$561,096	$2,804,282	$3,365,378

Six months ended June 30, 2026	Short term compensation	Share-based compensation	Total
Expensed to the statement of income and comprehensive (loss) income	$994,273	$4,802,389	$5,796,662
Capitalized to exploration and evaluation assets	128,788	317,495	446,283
	$1,123,061	$5,119,884	$6,242,945

Three months ended June 30, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$432,501	$952,474	$1,384,975
Capitalized to exploration and evaluation assets	63,921	71,477	135,398
	$496,422	$1,023,951	$1,520,373

Six months ended June 30, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$867,464	$2,612,468	$3,479,932
Capitalized to exploration and evaluation assets	128,244	201,739	329,983
	$995,708	$2,814,207	$3,809,915

As of June 30, 2026:

●	$38,429 (December 31, 2025: $5,908) was included in accounts payable and accrued liabilities owing to directors and officers; and

●	$16,373 (December 31, 2025: $nil) was included in accounts receivable owing by related parties.

During the six months ended June 30, 2026, the Company:

●	reimbursed NexGen $nil (2025: $5,540) for use of NexGen’s office space; and

●	received $37,352 (2025: $20,539) from Premier American Uranium primarily as reimbursement for salaries.

Concurrent with the flow through financing on February 28, 2025, NexGen subscribed to 625,000 common shares of the Company in a private placement. NexGen participated in the bought deal financing on June 24, 2025, and bought 1,200,000 common shares. Concurrent with the bought deal financing on January 27, 2026, NexGen subscribed to 1,666,667 common shares of the Company in a private placement (Note 14).

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

16.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – quoted prices in active markets for identical assets or liabilities.

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The 2022 Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss) (Note 11). The 2022 Debentures are classified as Level 2.

Marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of privately held marketable securities, which are Level 3 and their fair value is primarily based on the price of their most recent share issuances. The warrants included in marketable securities are Level 2.

During the six months ended June 30, 2026, certain of the investees in marketable securities completed a transaction to publicly list. As a result, the Company transferred its common shares held in these entities from Level 3 to Level 1 (Note 7). The fair value transferred is measured at the share price at the time of the public listing of each entity.

Financial instrument risk exposure

As at June 30, 2026, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at June 30, 2026, the Company has cash and cash equivalents on deposit with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at a Canadian financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at June 30, 2026, the Company had an adjusted working capital balance of $160,889,782 (adjusted working capital is defined as current assets less current liabilities, excluding flow-through share premium liabilities and debenture liabilities), including cash and cash equivalents of $122,865,833.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

16.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of June 30, 2026. The interest on the 2022 Debentures is fixed and not subject to market fluctuations.

(ii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

(iii)	Foreign Currency Risk

The Company enters into transactions denominated in foreign currencies from time to time and in addition to Canada, the Company operates in the United States and Australia, and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial instruments subject to foreign currency risk include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the 2022 Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and 2022 Debentures. At its maturity date, the principal amount of the 2022 Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the 2022 Debentures until maturity and to pay the principal amount. The Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the 2022 Debentures more costly to repay.

A 5% change in the Canadian/US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar denominated financial instruments of $693,302 that would flow through the consolidated statement of income and comprehensive (loss) income.

The Company is exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact its operating results.

A 5% change in the Canadian/Australian dollar exchange rate can result in a net increase or decrease in the Company’s Australian dollar denominated financial instruments by $148,386 that would flow through the consolidated statement of income and comprehensive (loss) income.

ISOENERGY LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited, expressed in Canadian Dollars)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

17.	SEGMENT INFORMATION

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management in assessing performance and in determining the allocation of resources. The Company has one operating segment, being the acquisition, exploration and development of uranium properties.

Geographically, the Company’s non-current assets are identified by country, being Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure is as follows.

As at June 30, 2026	Canada	United States	Australia	Total
Current assets	$166,506,172	$1,159,071	$1,628,911	$169,294,154
Property and equipment	542,084	15,655,117	41,165	16,238,366
Exploration and evaluation assets	120,653,586	148,751,911	104,419,745	373,825,242
Other non-current assets	-	2,374,094	799,367	3,173,461
Total assets	$287,701,842	$167,940,193	$106,889,188	$562,531,223
Total liabilities	$15,855,347	$2,799,959	$1,630,640	$20,285,946

As at December 31, 2025	Canada	United States	Australia	Total
Current assets	$117,888,743	$721,059	$407,134	$119,016,936
Property and equipment	680,859	15,132,305	-	15,813,164
Exploration and evaluation assets	112,337,763	139,495,657	27,258,399	279,091,819
Other non-current assets	-	2,292,210	744,152	3,036,362
Total assets	$230,907,365	$157,641,231	$28,409,685	$416,958,281
Total liabilities	$12,713,435	$2,020,014	$798,746	$15,532,195

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three and six months ended June 30, 2026 and 2025.

Non-cash transactions in the three and six months ended June 30, 2026 and 2025, not already disclosed in the Interim Financial Statements, were:

(a)	The cash acquisition cost of Toro Energy is presented net of the following non-cash items: the issuance of common shares to the shareholders of Toro Energy fair valued at $64,067,957 (Note 14), the issuance of common shares for advisory services fair valued at $400,002 (Note 14), the fair value of the Company’s existing investment in Toro Energy $3,239,536, transaction costs included in accounts payable and accrued liabilities of $3,923,578 and a non-cash decrease in prepaid expenses relating to transaction costs of $682,258.

(b)	A non-cash transaction of $530,519 and $989,906 respectively (2025: $309,252 and $886,447 respectively) related to share-based payments was included in exploration and evaluation assets (Note 14).

(c)	Additions to exploration and evaluation assets are presented net of a non-cash increase (decrease) in accounts payable of $861,155 and $983,361, respectively (2025: $(1,113,618) and $518,433, respectively) and depreciation of $15,547 and $33,546 respectively, (2025: $6,823 and $14,152, respectively) directly related to exploration and evaluation assets (Note 9). Acquisitions of exploration and evaluation assets are presented net of a non-cash decrease to asset retirement obligations of $542,293 and $447,683 respectively (2025: $165,923).